Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: November 24, 2015

NOVEMBER 23, 2015 / 1:30PM, PFE - Pfizer Inc to Discuss Proposed Combination with Allergan Plc

CORPORATE PARTICIPANTS

Chuck Triano Pfizer Incorporated - SVP of IR

Ian Read Pfizer Incorporated - Chairman & CEO

Brent Saunders Allergan - CEO

Frank D’Amelio Pfizer Incorporated - CFO

CONFERENCE CALL PARTICIPANTS

Jami Rubin Goldman Sachs - Analyst

Liav Abraham Citi - Analyst

Chris Schott JPMorgan - Analyst

Ronny Gal Bernstein - Analyst

Tim Anderson Bernstein - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

David Risinger Morgan Stanley - Analyst

Mark Schoenebaum Evercore ISI - Analyst

Gregg Gilbert Deutsche Bank - Analyst

Brent Rice Janney Montgomery - Analyst

Marc Goodman UBS - Analyst

Elliot Wilbur Raymond James - Analyst

Colin Bristow BofA Merrill Lynch - Analyst

Seamus Fernandez Leerink Partners - Analyst

Vamil Divan Credit Suisse - Analyst

Alex Arfaei BMO Capital Markets - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to Pfizer’s analyst and investor call. Today’s call is being recorded. At this time, I would like to turn the call over to Mr. Chuck Triano, Senior Vice President of Investor Relations. Please go ahead, Sir.

Chuck Triano - Pfizer Incorporated - SVP of IR

Thank you, Operator. Good morning and thanks for joining us today on short notice to review our proposed combination with Allergan which we announced this morning.

I am joined by our Chairman and CEO, Ian Read; Frank D’Amelio, our CFO; Mikael Dolsten, President of Worldwide Research and Development; Albert Bourla, President of Vaccines, Oncology, and Consumer; Geno Germano, President of Global Innovative Pharma; John Young, President of Established Pharma; and Doug Lankler, our General Counsel. From Allergan, we have Brent Saunders, CEO and President; Paul Bisaro, Executive Chairman; David Nicholson, EVP and President Global Brands; and Bill Meury, EVP and President Branded Pharma.

The slides that will be presented on this call can be viewed on our home page at Pfizer.com by clicking on the link for Pfizer Analyst and Investor Call to Discuss Proposed Combination with Allergan which is located in the Investor Presentations section in the lower right-hand corner of the page.

Before we start, I’d like to remind you that our discussion during the call will include forward-looking statements and that actual results could differ materially from those projected in the statements. The factors that could cause actual results to differ are discussed in the Pfizer cautionary statement regarding forward-looking statement’s section of the press release we issued today.

Today’s call is not intended and does not constitute an offer to sell or the solicitation of an offer to subscribe for or by securities of Pfizer or Allergan. We will have prepared remarks from Ian, Brent, and Frank, and then we will move to a question-and-answer session. With that, I will now turn the call over to Ian Read. Ian.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you, Chuck, good morning and thank you for joining us. During my remarks, I will talk about why a combination with Allergan is a good strategic fit, aligns with our long-term growth objectives for the business, and results in a new combined company that is well positioned to create value for shareholders. Frank D’Amelio will discuss financial terms of the transaction, and I am delighted that Brent Saunders is with us today.

Once the transaction closes, Brent will serve as President and Chief Operating Officer of the combined company. In addition, he and Paul Bisaro along with two other current Allergan Board members will become members of our Board of Directors. Upon close, Brent will be responsible for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing, and strategy functions. He is going to talk about Allergan and why this combination is attractive for the stakeholders. After our remarks, we will leave time for your questions.

This transaction is about two great companies coming together to create a highly competitive biopharmaceutical leader with two best-in-class businesses. Together, we will be even better positioned to make more medicines and more therapies available to more people around the world. To bring together greater resources to invest in productive R&D, manufacturing, and business development, and to deliver value to our shareholders.

For Pfizer, a combination with Allergan is compelling for several reasons. First, it helps us to accelerate our existing strategy. It enhances our best-in-class innovative and established businesses.

The innovative business it adds top-tier positions in a number of attractive therapeutic areas with good growth potential, and it will enhance our prominent established products business. Overall, Allergan provides us with attractive category leadership across multiple desirable therapeutic areas. The transaction will also expand our growth profile by providing an immediate revenue growth engine during the period when our recent product launches continue to ramp up and as we continue to invest in our mid and late-stage pipeline by providing opportunities for cost and financial synergies and by leveraging Pfizer and Allergan’s strong track record integrating large transactions.

Additionally, by combining with Allergan we are increasing our financial flexibility. We will have substantially improved access to existing and future cash to invest in R&D and manufacturing, increasing our ability to bring new medicines to patients while also having the flexibility to return capital to shareholders.

Today, we invest over $7 billion in R&D with the vast majority of that in the US. We expect this transaction to add to the sustainability of our investment in the US-based science. Add to that the Allergan’s investment that is also primarily in the US will be significantly supporting research efforts in the US that advance science and accelerate the development of new cures and treatments.

And, finally, this transaction preserves our option to potentially split the company into innovative and established businesses. We will continue to evaluate this possibility following the transaction.

In order to make this decision, we must feel comfortable that the businesses are performing well in our current structure, that they will continue to perform well on a standalone basis. That there is trapped value in our current structure, and that after tax value can be extracted by splitting the company and by doing so will unlock shareholder value.

Given the current and acute focus we will have on successfully integrating our two companies following the close, we expect to be in a position to make a decision regarding the potential split by the end of 2018. We will firm up the timing as we work through the integration process.

Now, a few further words about the strategic fit. Over the last several years we at Pfizer made good progress, making our R&D more productive so we can deliver steady flow of successful new products as well as additional indications for existing products, continuing to make smart and shareholder-friendly decisions deploying our capital in a way that yields the greatest value to shareholders and strengthening our commercial businesses through organic and inorganic growth opportunities to globally position Pfizer to be a market-leading company.

In terms of R&D, we have rebuilt the pipeline and transformed our approach to R&D. Since 2010 we have had 15 new drug approvals of which 10 were new molecular entities and five were new indications.

In terms of capital allocation, we have a solid track record of monetizing our assets, taking expenses out of the business, generating strong operating cash flow, and deploying those cash flows into a variety of shareholder friendly actions. We have also maintained a strong balance sheet that is a competitive advantage. And we have organized the enterprise to better allow each of our businesses to focus on the initiatives that maximize the potential within each of their commercial structures. And the combined company will further deliver on these strategic objectives.

Allergan expands our leadership position by bringing very strong franchises in aesthetics, dermatology, eye care, GI, women’s health, neurology and anti-infectives. Some of you may remember that several years ago Pfizer decided to exit or de-prioritize these areas, not because they were unattractive but because we did not have the scale, expertise, or market-leading positions to be competitive. With Allergan, we gain access to expertise and market-leading products in these areas.

Generating sustainable growth has been and remains a priority for Pfizer. In fact, we have had positive growth since the beginning of this year. With the addition of Allergan, we will have multiple avenues to build on this success.

Pfizer’s global infrastructure and footprint will significantly expand the reach of Allergan’s products given the 85% of Allergan’s business today is in North America. Allergan’s product franchising key therapeutic areas can benefit from Pfizer’s global scale for growth. A combination with Allergan is the right opportunity for Pfizer because it optimizes our capital structure by giving us substantially improved access to our existing cash and future cash flow, expanding our ability to make investments in the United States as well as leveling the playing field with our foreign competitors for a more competitive tax structure.

With this combination, we are creating a company built upon a strong foundation with an excellent match of portfolios, global presence, and a highly skilled workforce. Additionally, there is a good cultural fit between our two companies. Our employees are committed to pursuing opportunities, seizing accountability, and taking risks while operating with speed and agility.

Now I am going to turn it over to Brent to talk about Allergan and why this combination is attractive for Allergan shareholders.

Brent Saunders - Allergan - CEO

Thank you, Ian. Today’s announcement is very good news for Allergan shareholders, employees, and the customers who count on our life-changing products. We have been on a remarkable journey over the last several years that really began when Paul Bisaro became CEO of Watson in 2007.

We have taken bold decisions that have transformed the Company from a US generic company to a focused and fast-growing global branded pharmaceutical company. That journey has led to the creation of a new Allergan and a new leader in growth pharma with double-digit revenue growth, product line depth and category leadership, and open science model that has built a strong R&D pipeline, and most importantly is our team that is committed to success starting at the front line.

I am looking forward to joining Ian to combine Allergan and Pfizer to create a new leader in biopharma. I believe the combination will enhance the growth of each of Pfizer’s businesses with the potential for double-digit growth in the global innovative businesses and the aspiration for mid-single-digit growth in the established brands business.

At Allergan, we have focused on establishing and maintaining category leadership in seven therapeutic areas. We have achieved the goal of being number one or number two in several areas already like Eye Care, Aesthetics and Dermatology, Alzheimer’s Disease, and GI. We have product depth in each therapeutic area and have been making excellent progress in building out our therapeutic areas internationally, and combining with Pfizer brings an excellent opportunity to expand our geographical reach so that we can bring more of our products to more markets.

The idea of therapeutic area leadership also extends to our R&D model. We have depth in each therapeutic area from an R&D standpoint.

Our open science model has allowed us to bring in some of the most cutting-edge projects from across the innovation ecosystem. Each has complemented our internal efforts and helps build additional depth in each area. Just this year we have brought in multiple programs to build on eye care, neuroscience, and aesthetics. We also have a 2000 person R&D unit that is excellent at delivering new products to patients globally.

As Ian and I started discussing the possibility of combining our two companies, there were some clear strategic merits for Allergan, but first let me point out some of the key financial benefits. Allergan shareholders will own approximately 44% of the combined company.

This deal represents more than a 30% premium from our unaffected share price in October and provides for additional future value creation from the combined pipeline, a leading global commercial presence, and strong free cash flow generation. Based on Pfizer’s unaffected closing price of $35.45 on October 28, the exchange ratio of 11.3 translates to an Allergan stock price of more than $400 per share.

Now, let me turn to the strategic drivers. First, it accelerates our strategy to move up the value chain and create a new leader in innovative biopharmaceuticals. Second, by creating an enhanced innovative pipeline with more than 100 mid to late-stage projects, this combination creates a lot of future value for customers, patients, and shareholders. Third, as I mentioned earlier, this deal gives us the ability to leverage Pfizer’s global scale to maximize the value of our leading innovative franchises by taking our products into more markets more quickly and more efficiently without building unnecessary infrastructure. It gives us access to more than 70 additional markets where we don’t operate today.

Fourth, this combination delivers immediate long-term value to Allergan shareholders and, most importantly, Pfizer’s dividend, and the potential for enhanced share repurchases will add another lever to create long-term shareholder value. Finally, through enhanced scale, capabilities, and operating synergy, this deal delivers significant value to Allergan shareholders. Now I would like to turn the call over to Frank.

Frank D’Amelio - Pfizer Incorporated - CFO

Thank you, Brent, and good morning, everyone. Let me start by providing an overview of the transaction. Under the terms of the agreement, Pfizer will be combining with Allergan in a stock transaction implying a price of $363.63 per Allergan share, for a total enterprise value of approximately $160 billion based on Pfizer’s closing stock price on November 20, 2015. Pfizer and Allergan will be combined under the existing Irish Allergan entity and the continuing company will be called Pfizer plc. Pfizer stockholders will own approximately 56% of the combined Company on a pro forma fully diluted basis.

Pfizer stockholders will receive 1 share of Pfizer plc for each Pfizer share and can also elect to receive cash for some or all of their current Pfizer shares provided that the total amount of cash paid isn’t less than $6 billion or greater than $12 billion. Allergan shareholders will receive approximately 4.7 billion shares of the combined company for all current Allergan shares resulting from an 11.3-for-1 share split. It’s important to note this is a fixed exchange ratio with no collar. The shares of Pfizer plc will remain listed on the New York Stock Exchange under the PFE ticker.

Now, let me walk you through the mechanics of the transaction. As I just mentioned, Pfizer is combining with Allergan for an implied price of $363.63 per share and the Allergan parent Company will be the parent company of the combined group. So, we will use the existing Irish Allergan entity as the TopCo. The ownership structure of the combined company will be accomplished by the TopCo through three steps.

First, Allergan will increase its authorized share capital. Second, Allergan will effect an 11.3-for-1 share split, and Allergan shareholders will receive approximately 4.7 billion shares of the combined company. Finally, Pfizer stockholders will receive approximately 5.9 billion new shares of the combined company through a 1-for-1 share exchange with Pfizer stockholders having the ability to elect to receive cash for some or all of their current Pfizer shares.

Consequently, on a pro forma fully diluted basis, Pfizer stockholders will own approximately 56% of the resulting company and Allergan shareholders will own approximately 44%. This assumes that $12 billion of cash is paid in the transaction and does not take into account share repurchases that we plan to execute in the ordinary course of business. It’s important to note that this structure allows the combined company’s financials to remain relevant for comparison to Pfizer’s current financials in terms of future reporting and modeling and in terms of EPS.

Pfizer plc’s global operational headquarters will be in New York while maintaining Allergan’s Irish domicile. Today, Pfizer and Allergan have approximately 5000 colleagues in Ireland. The boards of directors of both Allergan and Pfizer have unanimously approved the merger. Pfizer plc’s combined board will have 15 directors consisting of Pfizer’s current 11 directors and four directors from Allergan, including Paul Bisaro, Allergan’s current Executive Chairman; Brent Saunders, Allergan’s current CEO; and two other directors from Allergan to be selected at a later date. The completion of the transaction is subject to customary closing conditions, including Allergan and Pfizer shareholder approvals, regulatory clearance in certain jurisdictions, including the United States and the European Union, and the completion of Allergan’s pending divestiture of generics business to Teva which Allergan expects to close in the first quarter of 2016.

Consequently, we expect the transaction to close during the second half of 2016. Both companies have the right to terminate in specified circumstances with fees of up to $3.5 billion. Further details on the termination rights and fees payable will be included in the merger agreements which we expect to file promptly with the SEC. Now moving on to the financial highlights.

The combination will enhance both the revenue and earnings growth profile for both the innovative and established businesses. We expect to realize more than $2 billion in peak operational synergies over the first three years after the completion of the transaction with 40% of the total savings by the first full year after the close, 60% by the second year, and 100% by the third year. Slightly less than two-thirds of the savings are expected to come from SI&A expenses, less than one-third from R&D, and the small remainder from COGS. We also anticipate the transaction to be neutral to adjusted diluted EPS in 2017, accretive beginning in calendar year 2018, more than 10% accretive in 2019, with high teens percentage accretion in 2020. These expectations include the impact of expected share repurchases following the transaction.

We remain committed to an attractive dividend policy and are targeting a payout ratio of approximately 50% of adjusted diluted EPS which is similar to Pfizer’s current ratio. This combination will significantly expand Pfizer’s access to cash providing optimal financial flexibility that will ensure our ability to invest in our continued innovation of new medicines for patients, return capital directly to our shareholders, invest in the US, and pursue future business development opportunities on a more competitive footing within our industry. We expect the combined company to generate annual operating cash flow in excess of $25 billion beginning in 2018. In addition, we expect a pro forma adjusted tax rate of 17% to 18% by the first full year after the closing. It’s important to note that this transaction does not impact our previous 2015 adjusted financial guidance.

Finally, the first half of 2016 independent of the transaction, Pfizer anticipates executing a $5 billion accelerated share repurchase program consistent with the terms of its program conducted during 2015. Pfizer currently has approximately $5.4 billion remaining under its current authorization. Now I will turn it back over to Ian.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you, Frank. A combination of Allergan provides us with an expanded portfolio of inline branded produces in several desirable therapeutic areas. We are enhancing our innovative portfolio with flagship brands in inflammation and immunology where there are several GI assets in neurosciences, in aesthetics and dermatology, in eye care, in cardiovascular, metabolic, and in rare diseases. With these notable brands we are gaining additional depth and expertise positioning us for growth potential across a diversified set of payer groups.

In looking out over the next four years, we believe this combination will create a top tier innovative growth pharma business that will now have the potential for higher rates of growth in the high single digits, which is more robust than we anticipated for Pfizer on its own today. Allergan’s open science model complements the work we launched over five years ago to change our approach to R&D by focusing our efforts in the areas where we have the greatest expertise and best chance of commercial and scientific success. Setting up industry-leading models for collaboration with academic institutions through our Centers for Therapeutic Innovation, aligning our global R&D network footprint with key hubs of science and technology such as our expanded R&D presence in Cambridge, Massachusetts, and in licensing intellectual property and establishing external relationships with the R&D services that did not drive competitive value for Pfizer.

By combining with Allergan, we will be able to enhance our pipeline capabilities in both new molecular entities and product line extensions, and will be able to achieve this with very minimal disruption to our current R&D work. For example, in neuroscience Allergan has a promising pipeline of assets across a number of disease areas, including a novel treatment in development for major depression with rapid action and a treatment-resistant population.

In ophthalmology, Allergan has been building capabilities to develop solutions for back of the eye disease of the retina. I will also note that ophthalmology has a natural connection with neuroscience. In gastrointestinal disease, Allergan has a number of novel drugs for irritable bowel disease as well as a potential breakthrough for diabetic gastroparesis, an area of high unmet need. And Allergan’s experience with Botox brings additional capabilities in developing and commercializing complex biologics that are complementary to our own expertise and biopharmaceutical science.

In addition, we can benefit from Allergan’s extensive work in building an extensive pipeline around Botox for multiple new indications in other disease areas as well as other aesthetic indications. As a result, we believe our innovative business will be even better positioned for sustained leadership and growth potential over the long term. Allergan will also help to maximize the value of our established products business through a number of mature brands and complementary brands that span multiple areas, including cardiovascular, anti-infectives and women’s health.

Pfizer’s established business will also benefit from Allergan’s additive topical formulations, manufacturing, and ANDA distribution capabilities. This is an area where efficiencies derived from scale matter, along with delivering a portfolio of quality products, efficiently managing the supply chain, and having strong relationships with payers, pharmacies, and distributors. Together, we are creating the world’s leading established products business.

Before I turn it over to Frank for some final comments on integration and key takeaways, I’d like to add an additional comment. Recently, there has been much written and said about tax reform from members of Congress to presidential candidates to the recent notice from Treasury. We appreciate that the issues raised are important for the future competitiveness of the country and that many good minds are working to reform the system. While reform progresses, we have assessed the legal, regulatory, and political landscape and are moving forward with our strategy to combine these two great companies for the benefit of patients and to bring value to shareholders. That is our obligation. Thank you. Frank.

Frank D’Amelio - Pfizer Incorporated - CFO

Thanks, Ian. I want to remind everyone that both Pfizer and Allergan have a history of successfully executing transformational business combinations and subsequently integrating the companies while meeting and exceeding synergy targets. A few examples are Pfizer’s acquisition of Wyeth and recent acquisition of Hospira, and Allergan’s transactions with Actavis and Forest Laboratories. As has been our practice, we will focus on early integration planning, identifying the best of the best of both organizations, preserving the key strengths and unique skills of colleagues so that we can build upon each other’s areas of expertise.

Now moving on to key takeaways. The combination of Pfizer and Allergan is compelling for shareholders in that it will create two best-in-class businesses operating within a more competitive biopharmaceutical leader, enhanced earnings with near-term revenue growth potential, and expected adjusted diluted EPS accretion beginning in calendar year 2018, increase our financial flexibility to deploy capital for reinvestment in our business, business development activities, R&D, and the direct return of capital to shareholders, and preserve our option to consider future value-creating opportunities for the Company.

Now I will turn it back over to Chuck.

Chuck Triano - Pfizer Incorporated - SVP of IR

Thanks Ian, Brent, and Frank. Operator, can we please poll for questions at this time?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Jami Rubin from Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

Thank you very much and congratulations both of you to what looks to be a very exciting deal. Maybe for you first, Ian. The $2 billion in synergies does seem low relative to what we have seen with other deals, even the Wyeth deal. Initially you talked about a synergy number that you did exceed, that this $2 billion on a combined operating expense basis does seem a little bit low. I’m wondering if you can flush that out a bit and if you can give us a sense for the conservatism that you used to call out that number.

And then secondly, just curious what is included — you talk about earnings being accretive in 2018 and 2019 including share buybacks. I’m again wondering what the implied share buyback number is. Is that the $5 billion you are talking about because the $5 billion seems what you would normally do anyway. I would think with this deal you have so much more access to cash and flexibility that you should be able to go much, much bigger than that $5 billion.

And then thirdly on the split, you talk about 2018 as being now the earliest you can make a decision. Again, that does seem conservative and wondering again why it is likely to take so long to make that decision. Thanks very much.

Ian Read - Pfizer Incorporated - Chairman & CEO

Jamie, thanks for the congratulation and the great questions as always. All of these questions seem perfect for Frank to answer, so I am going to pass them over to Frank to give you the answers. Thank you.

Frank D’Amelio - Pfizer Incorporated - CFO

Let me hit each one of these. So on the $2 billion in synergies, I think a couple ways to think about that. One, these are both two companies that are extremely well run, quite efficient. And, two, we have portfolios where there is not a lot of overlap. In fact, they are very complementary which is one of the big appeals I think of the transaction.

That said, please know we will get every dollar of synergy that is available to us. We said no more than $2 billion. We will get to $2 billion and everything that is available beyond the $2 billion we will get, but there is not a lot of overlap between the two companies, and these are two companies that are run effectively already.

In terms of the buyback amount, I think the way to think about the buyback amount is we did $5 billion this year, we did $6 billion last year. Clearly in terms of the improved access to our global cash going forward, we will clearly be able to enhance the buybacks that we are able to do on a going-forward basis.

In terms of the timing, with the decision on the split by no later than 2018, I think the way to think about that is we’ve talked about previously by the end of 2016. Given the size of this transaction we have really re-prioritized and there’s nothing we can do more important than to get this transaction right, to get the integration done effectively and efficiently, and obviously as we work our way over the integration planning process we will fine tune and firm up that date.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you, Frank.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question please, operator.

Operator

Liav Abraham from Citi.

Liav Abraham - Citi - Analyst

Good morning and let me add my congratulations. Two questions. Firstly, I am interested in your thoughts on the political risk to close the transaction. It seems as though following the recent treasury rules that came out last week any political risk would require action by Congress. I’m interested in your thoughts on the likelihood of that happening over the next 6 to 12 months.

And then secondly for Brent, I’m curious on the due diligence you did on Pfizer and specifically on how your key growth assets could be impacted by this transaction. Can growth pharma exist within such a large organization and how do you anticipate to keep the fantastic Allergan growth momentum going within such a large integration and within such a large infrastructure more generally? Thank you.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thanks for the questions. On the political risk we have accessed this deal looking at the present regulations, the new notices, and all the information we can glean, and we believe this deal is a great deal for shareholders both for Allergan and Pfizer, and are happy to be announcing this deal today. Brent.

Brent Saunders - Allergan - CEO

Yes, so with respect to diligence, obviously we would have done extensive reverse diligence here since we are taking our full consideration in Pfizer stock, and we got very comfortable that Pfizer is an incredibly well-run Company and that our products and our culture fit very nicely into Pfizer. I think with respect to growth pharma and momentum, I would say that we think that it can stay alive. When you look at the innovative business of Pfizer, it is growing very nicely. When you look at the pipeline of the combined companies with over 100 late-stage programs, that’s the jet fuel that will keep the growth moving forward.

Ultimately, I don’t think the integration will be a distraction for our people. We are quite experienced at doing these things. We have had lots of skepticism through the Allergan integration that we would keep that strong growth going in many of those legacy businesses, and I think we proved quarter over quarter that our people could handle the integration and sell our products. In fact, we are launching a product today to our sales force in Viberzi, and our sales force is incredibly focused at going out and talking to doctors about this important new therapy. So, I am very comfortable that growth pharma not only can stay alive but can be accelerated in the new innovative products division here at Pfizer and the pipeline will only sustain that growth for the long term.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you, Brent. I would add that one of the reasons Pfizer is doing this deal is because we believe in that growth potential in the innovative business and think we have a wonderful combination of assets to ensure that.

Chuck Triano - Pfizer Incorporated - SVP of IR

Thanks. Can we move on to the next question, please.

Operator

Chris Schott from JPMorgan.

Chris Schott - JPMorgan - Analyst

Great. Thanks very much and congrats as well on the deal here. My first question. Can you talk a little bit about business development and capital allocation going forward. Ian, Pfizer’s been very active with deals increasingly so over the past few years and, Brent, you’ve talked in the past about the potential for rapid consolidation on large cap names in the sector.

My question is, does this pro forma company remain a highly active acquirer of assets, including larger deals or should we think about a period of digestion where the focus is on integration and the potential split of the Company.

My second question is maybe one for Brent in the new role you are going to be joining here. I think when you joined Forest and then over to Allergan you talked about filling white space in building out areas the Company had a presence but maybe not market leadership.

When you look at this pro forma Company, I think we can all identify areas of leadership, but are there verticals when you look at the new company here where you see an opportunity to build out where Pfizer or Allergan can be even stronger and where are those newer verticals we should maybe focus on there? Thanks so much.

Ian Read - Pfizer Incorporated - Chairman & CEO

Well, Chris, let me answer a couple questions about meeting capital allocation and then I will ask Frank to add anything he wants to add to it. We have just completed a substantial investment in our established products business with purchasing Hospira. This is a major undertaking. I think our first focus, I wouldn’t call it as you say a pause, but our first focus is on getting this integration right and then getting our balance sheet in an optimal capital situation.

With that being said, we have very, very strong cash flows. We are always looking at the potential to acquire intellectual property that can add to our growth rate and we will remain open to those types of opportunities. Frank, do you want to add anything to that?

Frank D’Amelio - Pfizer Incorporated - CFO

I think I will punctuate what Ian said in terms of clearly priority one is to get this integration right given the criticality of this to the combined companies. I think at a macro level if we bump it up, our priorities for capital allocation hasn’t changed. We get the importance of the dividend in our investment thesis. We talk about continuing with a very attractive payout ratio.

We continue to do share buybacks. We will be able to enhance our buybacks. We will continue to invest in the business, and where prudent we will continue to do business development. I think we have a track record of being good stewards of our shareholder’s capital and we continue to remain shareholder friendly relative to capital allocation.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you, Frank. Just to put a finer point in the dividend. We talked about a payout ratio of roughly 50%. I think in numerical terms this will mean that effectively the dollar dividend per share will remain similar to that of Pfizer shareholder’s dividend today. With that, I pass it over to Brent. I am excited, too, to hear about his ideas of looking for white space and vertical growth.

Brent Saunders - Allergan - CEO

Absolutely. Thanks, Chris. Look, I think there are plenty of opportunities for white space in growth and I think that will come from a balance of our own pipeline as well as business development and a company that is going to have $25 billion of free cash flow is going to have a lot of optionality in the future.

When you look at specific areas, clearly in our areas there were lots of areas for white space, like neuroscience was an area for us. While we are number one, a strong number one in aesthetics, we had a lot of white space in medical dermatology, for example. When you look at Pfizer, I think there is clearly opportunity in oncology and their strong pipeline in oncology and rare disease just to name two.

I think when you step back and look at the Pfizer pipeline their depth in JAK inhibitors, for example, I think could add lots of potential for dermatology as well as GI. There are just natural areas like that, and I could probably go on for hours and talk about them.

I think the biggest one we should focus on is international though. Our ability to leverage over 70 markets that we don’t have a presence in today and probably another 30 where we just have distributors today and not a direct presence is a huge opportunity for future growth and that is something I think we should be equally excited about in terms of not just the pipeline and business development but our ability to grow globally with all these great products.

Chuck Triano - Pfizer Incorporated - SVP of IR

Thanks, Brent. Could we move to the next question please, operator.

Operator

Ronny Gal from Bernstein.

Ronny Gal - Bernstein - Analyst

Good morning and thank you for taking my question. A couple of technicals and then I have a question for Brent. First, will their shareholders be required on both sides to get this deal approved? Second, does the deal contain a high provision or are there other aspects that will guarantee it will go through even if there is some sort of government action against it?

And third, the question to Brent. Brent, during the summer you told us when the stock was around $340 that some will have to pay something well into the $400’s to justify this deal. The stock is now 20% lower and you come out with a price which, if it is what I’m hearing from your investors, something they found very pleasing.

I understand there is some combination here with Pfizer that could generate more value but you are selling out to Pfizer, it’s their management, their organization, their strategy, I understand you might be able to contribute, but you had a pretty good asset at hand, you were doing a lot with it, why sell here?

Ian Read - Pfizer Incorporated - Chairman & CEO

Frank, do you want to take the first part of the question and then Brent will move on to the second part?

Frank D’Amelio - Pfizer Incorporated - CFO

Yes. So, I think the first part of the question had to do with closing conditions. There are three major closing conditions. One is it does require shareholder approval, shareholder approval by the Allergan shareholders, shareholder approval by the Pfizer shareholders. Obviously it will require a regulatory clearance in certain jurisdictions, including the United States, the EU, and some other countries, and then last obviously Allergan completing the disposition of its generics business to Teva.

And then in terms of other contract language or merger agreement language, customary terms and conditions are included in the contract, the merger agreement, we will be disclosing that very quickly as we file promptly with the SEC.

Ian Read - Pfizer Incorporated - Chairman & CEO

Brent.

Brent Saunders - Allergan - CEO

Ronny, I appreciate the question. It’s a good one. I think you can’t get caught up in the spot price on one day. This is a fixed share exchange ratio of 11.3 Pfizer shares for 1 Allergan share. And to be fair, the day we kind of shook hands on this, on October 28, that would’ve represented a price over $400. What the stock does day to day I think we can’t get too focused on. We have to look at where it goes over the long term.

I think the better way to think about it is our shareholders will own 44% of the leading biopharmaceutical company with tremendous future optionality for growth and value creation. They will get access to a dividend, a steady stream of cash that will be returned to shareholders.

It isn’t just Pfizer management. I am joining in a very significant role. I think over time you will learn of other potential members that will join. We are going to treat this more as a merger than an acquisition or a combination.

I think the team will continue to work hard together to create incredible value, and when you look at the leading pipeline and you look at all the future opportunity for growth, I think this is an outstanding deal for our shareholders.

Chuck Triano - Pfizer Incorporated - SVP of IR

Thank you, Brent. Next question please, operator.

Operator

Tim Anderson from Bernstein.

Tim Anderson - Bernstein - Analyst

Thank you very much. Question — going back to the first line of questioning. This is really for Ian, I guess. You are talking about not splitting up or not making that decision until late 2018. You may remember that we started to have these discussions with you about splitting up in March of 2011. That will have been almost 7 years ago by the time we get to 2018. I’m wondering what has taken so long in making this decision.

I understand the Allergan integration takes time, pushes out that timeline, but even without that we are 4-1/2 years downstream of those initial discussions. So I’m wondering what changed either in the market or with Pfizer’s business such that we are talking about such a protracted timeline. It doesn’t really seem if I go back to March of 2011 we were really talking about something that would not occur until 2018.

And second question is on the accretion guidance high teens by 2020, I think the — I guess one question is what the reference point is. Should we think of 2020 current Pfizer consensus as a valid reference point for where that high teen accretion should be applied to?

Ian Read - Pfizer Incorporated - Chairman & CEO

Okay. Let’s go back seven years. I think we had a very interesting conversation seven years about different strategic directions that Pfizer could take. We have always said that first of all we had to move to see internally whether those businesses could be successfully managed inside Pfizer. That took time to reorganize.

We then said that we wanted to see if they could run well on a standalone basis. We wanted to see if there was on-track value. We wanted to be sure it could be done in a tax efficient manner. Those were all big issues that needed to be tackled.

Now, I think you can see that through these intervening years we have moved to deal with every one of those issues. We have strengthened our established business so it is a powerful company that works well inside Pfizer and I believe could work well independently. We, through this transaction, added strength to our innovative business, given it a lot more sustainability, and we have also created I think the potential capital allocation and access to capital that will help these businesses compete.

So while I appreciate you feel the timeline is long, we do have legal impediments to putting together or breaking up internally companies, creating the balance sheet, the P&L’s, and the cash flows. And we were getting ready to be able to make that decision in Pfizer in 2016. So that’s not really that long from the point of view when we were talking. Now because of this transaction, which I think adds huge value, it’s not unexpected to say it’s going to take us two years to get back into that same position.

With that, I will pass it over to Frank for the discussion on accretion.

Frank D’Amelio - Pfizer Incorporated - CFO

So, Tim, relative to the high teens percentage accretion in 2020 that is based on the internal projections of both companies. So that is the way to think about that. And obviously those accretion numbers that I gave by year, neutral in the first year, modestly accretive in the second year, more than 10% in the third year, and then high teens percentage come 2020 also assumes planned enhanced share buybacks.

Chuck Triano - Pfizer Incorporated - SVP of IR

Operator, can we please move to the next question?

Operator

Andrew Finkelstein from Susquehanna Financial.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Morning. Thanks very much for taking the question. I was hoping you could comment at all on any benefits you uncovered during the process of discussion that were maybe greater than what you would have assumed looking at the obvious attractions from the outside. Then as you look forward, if you could talk at all about what the keys are going to be for organic growth for each of these companies. What we should be looking for over the next nine months or so as this process is ongoing? Thanks very much.

Ian Read - Pfizer Incorporated - Chairman & CEO

Well, from my point of view, and I will ask Brent to make some comments as well, the benefits that I really could see but didn’t fully really appreciate was the strength of the franchises that Allergan has, the way they built up their customer base, the way they have built around key molecules, the way they’ve got durable assets that have incredible growth still available in the United States, the fact they have a young in-line portfolio. They have good assets that can be developed and this incredible potential of taking these assets which are today sold mainly in the United States out through Pfizer’s international distribution network.

So I am incredibly excited about the strength of the franchises, the focus of the franchises, international expansion, and our ability to use our resources and theirs and R&D to continue that journey of offering and creating new medicines. Brent.

Brent Saunders - Allergan - CEO

I would at that when you look at the strategy I think both companies have had around category and therapeutic leadership I think it was very reassuring to me not only will we complement each other in the existing therapies and categories, but we can extend that into new ones from an Allergan perspective, whether that be oncology, whether that be vaccines, whether that be rare disease. It just gives us so much more optionality for future strong growth.

I think the other thing I mentioned already is the international capabilities to be able to touch roughly as I said 70 new markets and 30 with the direct presence of close to 100 new markets with our products, many of which have already been approved or registered will give us an instant boost to growth. So that I think is also exciting.

And the last I would comment is R&D. I think our open science approach is highly complementary to that that was built under Mikael’s leadership here with Ian and the team. And I think when we look at our capability to add new capabilities I should say in discovery to development to therapeutic area of focus, I think we are going to create a powerhouse for growth on a go-forward basis.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question, please.

Operator

David Risinger from Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Thanks very much, and I wanted to add my congratulations on the transformational deal. I have two questions. First, regarding the potential future separation of established products, how many years post closing do you have to wait to exit it while preserving the new Irish domicile and tax rate for established products?

And then separately, I’m just hoping you could talk about plans for integrating Allergan’s business and people in Irvine, California, with Pfizer’s in New York. Obviously the decision was made to try to protect the employees at Allergan when the Actavis transaction was announced. Maybe you could just talk about any high-level integration plans cross country. Thank you.

Ian Read - Pfizer Incorporated - Chairman & CEO

Frank, do you want to deal with the timing?

Frank D’Amelio - Pfizer Incorporated - CFO

With the expectation that we will continue to run the Company in the current two segments, so think innovation and established products, we will be able to use some of our existing financial information and would be in a position to meet all appropriate accounting requirements for a split if we so chose to do so during 2019.

Ian Read - Pfizer Incorporated - Chairman & CEO

And I think, David, on your question about integration preserving talent, we are very focused on that. I don’t think there should be any concerns within either organizations about the fact that we are to conserve all of the talent expertise that both companies have accumulated to drive our businesses forward. I would ask Brent to add some comments to that if he wants to.

Brent Saunders - Allergan - CEO

David, the reason we, as you said, protected our colleagues in California is because they are quite good at what they do. Eye Care, for example, which is headquartered there. Southern California is the epicenter of eye care innovation. Our eye care franchise will stay in California. Medical aesthetics is based out of California. Our discovery unit is in California. They are all together marketing and R&D and I suspect that that will stay there for the long term. And so it’s not about protecting people, it’s about keeping the best people in the right location to drive value in the future and that will be the philosophy we approach integration with here as well.

Chuck Triano - Pfizer Incorporated - SVP of IR

Can we move on to the next one, please?

Operator

Mark Schoenebaum from Evercore ISI.

Mark Schoenebaum - Evercore ISI - Analyst

Hi, guys. Thanks a lot for taking my question. Congratulations to Ian and the whole company for great pre-deal communication on general strategy, et cetera. Certainly the specifics of the deal weren’t expected, but I think we all understood in general what the goals were.

I have one more question on the dividend. You tried to answer this earlier, Ian, but I just want to be very clear. The dividend to Pfizer shareholders per share will remain roughly the same as where it is today is what I understand the message is. But once the NewCo, once the companies are combined and the share count grows so much, will the dividend per share also remain around the same or should we expect that to drop just given the massive increase in the share count?

And then I was hoping maybe Brent for the benefit of the Pfizer analysts on the line who are just getting to know you, could you maybe tell us what the top three pipeline programs are at Allergan that could generate $1 billion in revenue that may launch by 2018, maybe just pick three? We are interested in blockbuster stuff at peak that could launch over the next three maybe four years.

And then finally just to clarify the answer I think to David’s question, and this is probably to Frank, must you wait three years post closing in order to split given that you will need three years of audited financials as you have explained before? So should we eliminate this speculation, the split for 2019 is conservative. You have explained very clearly before that you will need three years audited financials. Will this transaction post close reset that three-year requirement? Thank you very much.

Ian Read - Pfizer Incorporated - Chairman & CEO

Some interesting questions. I will try and articulate the dividend issue and then allow Frank to make further comments that haven’t been clear. Our expectation is that we will follow the — the Board of course always approves all dividend policy. Our expectation is we will continue at Pfizer standalone with our dividend policy and at post the integration, the new shareholders per share will receive a similar level of dollar dividend that Pfizer shareholders received prior to that and any future dividend policy will be determined by appropriate capital allocation the way we have been doing all the time while we have been at Pfizer. So I hope that is clear enough. Frank, is there anything you want to add to that?

Frank D’Amelio - Pfizer Incorporated - CFO

I think the only thing I would add is you heard us say in our prepared remarks that we intended to keep approximately a 50% payout ratio which is what we have today as our adjusted earnings grow and obviously with that 50% payout ratio being roughly the same, the resulting dividend would increase. So just in terms of the rhythm of the numbers relative to the dividend payout ratio.

In terms of the timing, we do not restart the clock relative to the three years. But once again I just want to reiterate the reason we talked about by the end of 2018 on the decision is the most important thing we can do now relative to capital allocation is get this transaction right, get these combined companies humming operationally. So get the integration done effectively, get the integration done efficiently. On that timetable, that would get us to a 2019 date if we so chose to exercise our option.

Ian Read - Pfizer Incorporated - Chairman & CEO

Okay. Please, Brent.

Brent Saunders - Allergan - CEO

It’s like trying to pick favorite children. I think there are a couple that come to mind very quickly. For Rapastinel for depression is something I am very excited about. I think that and the oral follow-on compound sitting right behind it could be among the largest drugs we ever developed inside of Allergan or the legacy companies and Rapastinel should hit the market roughly 2019.

I think another very exciting program is abicipar or the DARPin program for AMD. That is in phase 3 and enrolling as we speak. We are also very excited about what that could do for patients suffering with AMD.

Getting to a third one it’s kind of a tie for me between Esmya for uterine fibroids also enrolling in phase 3 and should be approved and launched in 2018. Very large market, very high unmet need.

And then of course relamorelin for diabetic gastroparesis, which Ian mentioned in his script, also finishing up phase 2B or in phase 2B is something that really could be a first-in-class treatment in a disease category that has not had a new treatment in 30 years. And so that is something we look very much forward to not only bring for patients but could be a huge growth driver for our GI franchise in the future.

Remember, I mentioned earlier Viberzi is launching today and so we were in Dallas last week getting the sales force trained. Bill and I both were there and the sales force is incredibly motivated. Perfect complement to Linzess. Powerhouse in IBS, and our sales reps are hitting the streets today which is very exciting.

Chuck Triano - Pfizer Incorporated - SVP of IR

Let’s move on to the next question, please.

Operator

Gregg Gilbert from Deutsche Bank.

Gregg Gilbert - Deutsche Bank - Analyst

Thanks a couple of follow-ups for Frank first. Can you confirm that the tax rate should go lower after your year one predictions in the press release? Secondly, can you help us understand the cost of achieving the synergies, both the operational and tax synergies?

And lastly for Ian, just to hopefully cover this capital allocation question. I think people understand the importance of you gaining full access to the balance sheet. But more specifically, am I hearing you right that the financial commitments you are making today to sort of account the outlay is maintaining your dividend payout ratio over time and then buying back additional stock beyond the norm to offset EPS dilution? Or philosophically should we be taking away more than what I just said in terms of this new flexibility and how we can see some tangible benefits from that, that you can commit to today? Thanks.

Ian Read - Pfizer Incorporated - Chairman & CEO

Okay, Gregg. Thank you. I am going to let Frank answer all of those questions because I apparently have been unable to communicate the dividend policy post and prior the merger. So, Frank, go ahead.

Frank D’Amelio - Pfizer Incorporated - CFO

On the tax rate I said 17% to 18% in the first full year following close, call that 2017. From a modeling perspective, you should assume that 17% to 18% remains essentially constant. That would be the first one.

In terms of cost or synergies, for every dollar of synergy we will achieve, assume about $1.25 to $1.30 in terms of cost to achieve that synergy. By the way, that is very customary with what we have done in our past transactions.

And then in terms of the capital allocation, I think approximately a 50% payout ratio and enhanced buybacks is the way I would explain it. So very friendly capital allocation relative to returning capital directly to our shareholders.

Ian Read - Pfizer Incorporated - Chairman & CEO

And I think once again your point about the dividend payout we expect the new company to pay out initially subject to Board approval the same dollar amount per share that Pfizer shareholders prior to the merger would have been getting, and then post that we will continue with a shareholder friendly capital allocation as you’ve seen in the past years.

Frank D’Amelio - Pfizer Incorporated - CFO

And we clearly want to move to an optimal capital structure as quickly as possible.

Ian Read - Pfizer Incorporated - Chairman & CEO

Right. And we believe all of those can be done under this construct.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question, please.

Operator

Brent Rice from Janney Montgomery.

Brent Rice - Janney Montgomery - Analyst

Gentlemen, I will stipulate that you’re not in the business of rendering tax advice, but in your opinion for a US shareholder of Pfizer in a taxable account, what tax consequences are we looking at?

Ian Read - Pfizer Incorporated - Chairman & CEO

I’ll ask Frank to answer that and I think it depends on which shareholder?

Frank D’Amelio - Pfizer Incorporated - CFO

It’s a non taxable event to an Allergan shareholder. It is a taxable event to a Pfizer shareholder assuming they have a cost basis that’s lower than the current price. Really two ways to think about this from a Pfizer shareholder perspective. One, this is about creating value over the long term for our shareholders and, two, we are including in the transaction no less than $6 billion of cash, no more than $12 billion in cash. That will help to mitigate the impact of this being a taxable transaction for our shareholders.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question, please.

Operator

Marc Goodman from UBS.

Marc Goodman - UBS - Analyst

Yes. A few things first. Just to confirm. Do you believe, Ian, that you are going to get all the inversion benefits from doing this transaction, offshore cash, everything that we would expect?

Second thing is can you just repeat where the $2 billion of synergies will come from and if there is going to be more than $2 billion, where would the extra synergies come from?

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you. Once again, I want to stress that we are not doing this transaction simply as a tax transaction. We are doing this because of the strategic importance of the franchises, the revenue growth we believe we can get within the US and internationally, and the importance to combine the research approaches.

As we read the current law with Allergan owning approximately 44% of the new company and Pfizer shareholders owning approximately 56%, we think that we will be able to realize the full benefits of that type of transaction.

Frank D’Amelio - Pfizer Incorporated - CFO

On the $2 billion, Marc, let me run through this. I will run through it in a couple of ways. First, in terms of where is it by I’ll call it P&L line item, slightly less than two-thirds is SI&A, slightly less than one-third is R&D, the small remainder is in COGS. That’s where it is. In terms of when we get it, approximately 40% in year one, approximately 65% in year two, and obviously 100% year three.

As I mentioned earlier, it will cost about $1.25 to $1.30 per dollar of synergies to derive those synergies. And then in terms of if there is more, Frank, where would it be. I think the way I will answer it is we need to get the first $2 billion. We will nail that. If there is more, they will get it, and when we get it we will tell you where it is.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question, please.

Operator

Elliot Wilbur from Raymond James.

Elliot Wilbur - Raymond James - Analyst

Thanks. Good morning. First question I guess just in relation to synergies. Obviously relatively easy to understand the cost synergies you have identified. You talked a little bit about revenue synergies in the sense of a much larger geographical platform to complement the existing Allergan products, but maybe there are some other areas you can talk about in terms of potential revenue synergies that you have not alluded to previously that we should be thinking about.

And then just as a followup that outside of your commentary on the reduction in the effective tax rate, I always seem to have a difficult time translating that into actual cash tax savings, so maybe you could give us some sort of targeted metrics around potential cash tax savings over the next couple years.

And then just a question for Ian. With respect to Allergan business today, obviously the properties that make up that business have all been for sale at one point in time or potentially multiple points in time over the past couple of years. Curious as to why is now the optimal timing to purchase this package of businesses versus potentially being able to have looked at them at much lower prices over the past couple years? Thanks.

Ian Read - Pfizer Incorporated - Chairman & CEO

Okay. Thank you. For the revenue synergies I think we have discussed some of them but another potential revenue synergy is the ability to put together the two amazing field forces that exist in the United States behind these therapies, behind some of the franchises that Allergan has to make sure that every franchise is fully invested in. We will have that opportunity and I suspect that that will allow us to get synergies beyond the international synergies in the cost synergies we talked about.

This is going to be a dynamic organization with great leaders, enthusiastic owner culture and we are really raring to go on maximizing the value of these franchises. So with that I would — also on the point of view on buying the assets, I think Paul and Brent and his team have done a great job of developing these assets, positioning them, getting them in the market place, getting access. I think this is the right time and is when I feel confident in the franchise strategy that Paul and Brent have put together. So I think this is the ideal moment.

Frank D’Amelio - Pfizer Incorporated - CFO

I think the simple way to answer the tax cash question is to think about what this does which is significantly increases our access to global cash and that’s an enabler of the capital deployment strategy that I talked about earlier relative to dividend payment, enhanced buybacks, investment in the business including R&D, and further business development. So, that’s the way to think about it.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question, please.

Operator

Colin Bristow from Bank of America Merrill Lynch.

Colin Bristow - BofA Merrill Lynch - Analyst

Congratulations on the deal. Just to build a little on Chris’s question. As you look at the pro forma company, can you talk about where you see the greatest need for further potential acquisitive action? Is it on the innovative side? Is it the established products side? And then a quick question for Frank. How are you thinking about the optimum capital structure going forward? Thanks.

Ian Read - Pfizer Incorporated - Chairman & CEO

On further BD, we will be very well positioned to look at assets on intellectual property that either fit within the categories we have which would be more optimal because we could leverage them or even outside of that category if we believe in them. This will give us the ability to have unencumbered access to the full power of the balance sheet and we will continue, as Brent has done and Allergan has done, to look outside our walls to acquire intellectual property to be opportunistic there, and we will continue to look at all types of deals. Number one job is to get this integration done. Get this new company working really well and while being opportunistic of any further acquisitions and property. Frank.

Frank D’Amelio - Pfizer Incorporated - CFO

On optimal capital structure I talked about, one, getting there as quickly as possible. In my mind, the optimal capital structure is one that is enabling the operations of the company to be successful. Operational cause equals financial effects, so we want a capital structure that enables growth, that enables shareholder-friendly capital, allocation that enables future value creating business development. It’s an enabler of the operation of the business every day.

Ian Read - Pfizer Incorporated - Chairman & CEO

Brent, do you want to add anything to the franchises?

Brent Saunders - Allergan - CEO

I think it is quite simple. Obviously harder to implement, but it’s all about therapeutic and category leadership. I think when Ian put up one of the charts that showed the combined therapeutic category you could see we have strong positions in every area. There are lots of white space surrounding each of those areas and I think we are building in those areas through our own R&D capabilities and supplement it with smart focused growth oriented business development, and I think that’s exactly how we will continue to add value and build growth.

Chuck Triano - Pfizer Incorporated - SVP of IR

Next question, please, operator.

Operator

Seamus Fernandez from Leerink.

Seamus Fernandez - Leerink Partners - Analyst

Just a couple of quick ones. As I do the math on the magnitude of the share repurchase, assuming the shares stay roughly within the range that they have been trading in over the last period, I am getting to about a $43 billion share repurchase. Just to kind of get to that net neutrality that we talked about in 2017, so maybe just as a clarifying point there. Is that within the realm of reason to execute and how would you actually go about the mechanics of executing such share repurchase? Would we be thinking about this as a Dutch auction-type option or do you think that again the natural operations of business would facilitate something to that degree?

And then just as a second question, how should we think about accretion and dilution from a Pfizer math perspective? Obviously the accretion there would — the presumptions are that the consensus earnings might be blessed but could you move forward and basically say that within that timeframe that Pfizer kind of blesses where the consensus earnings was at least at this point in time as we think about accretion? Thanks a lot.

Ian Read - Pfizer Incorporated - Chairman & CEO

Thank you, Seamus, for the questions. I am going to ask Frank to answer the buyback and future projections question.

Frank D’Amelio - Pfizer Incorporated - CFO

So, Seamus, without commenting on the specific amount that you did your forecasting on, in terms of how we would accomplish enhanced share buybacks, there are multiple options available to us. There is an accelerated share repurchase, we did one last year. There’s things like a tender that we would be able to do. So, there are different options that are available to us and what we do what we believe best accomplishes the task at hand. We will explore all of our options and we will do what we think is best in terms of creating shareholder value.

In terms of the accretion dilution, the way to think about that as I mentioned earlier that’s based on both company’s internal plans. When we get on our next earnings call the end of January, we will close out 2015. We will give guidance for 2016. That will provide a rhythm for the EPS numbers from 2015 to 2016 and that’s what we’ll do. We don’t give guidance beyond one year, but in terms of the accretion dilution, if I go back to what I said earlier neutral in 2017, modestly accretive in 2018, more than 10% in 2019, high teen percentages in 2020.

Operator

Vamil Divan from Credit Suisse.

Vamil Divan - Credit Suisse - Analyst

Thanks so much for taking the question. A lot of questions on the potential breakup down the road. Curious just on the impact of this deal on the current business structure of Pfizer. The GIP and VOC units on innovative side, but I think for Allergan’s products it is interesting that some may not fit so nicely in that structure. So specifically, I’m wondering, is this something you would view as just being strictly GIP business? Is there some way to incorporate this into the consumer part of VOC given the way that franchise is consumer facing? Just curious how you’re thinking about potentially changing the internal structure given the assets that you are now acquiring.

And then the second question, and this may tie in a little bit to the question earlier on share repurchases. Large amount of cash Allergan from the sale to Teva, I’m wondering if there’s any sort of near-term priorities you can share on that cash that Teva will be providing when that deal closes or should we assume nothing really happens with that until this Pfizer Allergan deal closes a few months after that? Thanks.

Ian Read - Pfizer Incorporated - Chairman & CEO

It’s very early to speculate on the organizational construct. We are nine months or more away from consummating this deal. Both companies have a lot of experience in working through integration and ensuring that the combined company has the optimal structure. I expect you will see we will have a continued strong focus on business units with autonomy to drive the business, and we will put together businesses that make sense to be put together. But we would like to continue to look at global businesses with strong BU leaders that can be enthusiastic and have accountability and drive the business. Brent, do you want to add anything to that?

Brent Saunders - Allergan - CEO

I think Ian is right. We will figure it out. We have a lot of experience in reordering logically how assets should be managed with strong global business units and key talent managing those. I think there is interplay between consumer and some of the aesthetics business. It’s not one for one or directly overlapping, but clearly OTC capabilities, DTC capabilities and things like that will be value creating. We will look for best practices. We will look for sharing experiences and that should drive value for things like aesthetic medicine as well as for the OTC franchises.

Ian Read - Pfizer Incorporated - Chairman & CEO

Okay, and the cash?

Brent Saunders - Allergan - CEO

I think with respect to the cash that we get from Teva we do fully anticipate that deal to close in the first quarter. Everything there is on track and moving very nicely. We have really done an extensive amount of pre-integration separation work and are working very well with our Teva colleagues.

Clearly, we are committed to our investment grade rating as a standalone entity until the deal closes, and so we will continue to look for ways to not only preserve that cash but likely pay down some debt to make sure that we do preserve that investment grade rating.

Chuck Triano - Pfizer Incorporated - SVP of IR

If we could take our last question, please, operator.

Operator

Alex Arfaei from BMO.

Alex Arfaei - BMO Capital Markets - Analyst

Good morning, folks. Thanks for taking the question and congratulations. Frank, the cost of sales synergy given you provided sound conservative given your vast manufacturing infrastructure with Allergan. I’m just wondering if you could comment on that and whether that’s partly because you are preserving the optionality for a potential split?

A follow up for Brent. You mentioned you will have access to about 100 new markets. Could you quantify what that potential revenue opportunity is versus what you can achieve on your own organically? Thank you.

Frank D’Amelio - Pfizer Incorporated - CFO

On the cost synergies, Alex. The way to think about that is if you look at Allergan’s total cost number, roughly two-thirds of it when we did diligence, was I’ll call it unaddressable. You have got the end of distribution business and then you have got significant royalty. So really approximately one-third of that business is what I will call addressable and so the synergy number was derived based on the cost basis that was approximately one-third what the overall cost was. If you look at it on that basis, it is not nearly as low as it would appear at the general ledger level.

Brent Saunders - Allergan - CEO

We can’t quantify revenue synergies at this point, but I think the thing just to plant some ideas for you very quickly. Think about some of the most exciting and biggest markets that we have actually zero or low presence in. Take Japan, for example, the second largest pharmaceutical market in the world. You have a multi-billion dollar business in Pfizer that already exists there. We’re trying to figure out how to bring our product flow into Japan in an efficient way. Issue is solved through this transaction.

Take China. We have most of our aesthetic and eye care products registered. We have a very strong growing business in China but off a very small base focusing on primarily the top tier 1 cities. Now we go in also with tremendous depth, talent to complement our talent, and I think we can take China to an absolute new level with our product profile added to Pfizer’s. So there are just two simple examples. There are many more in that 100 country bucket that I just talked about.

Chuck Triano - Pfizer Incorporated - SVP of IR

Thank you and thank you all for joining us this morning.

Operator

Ladies and gentlemen, this concludes Pfizer’s analyst and investor call. Thank you for participating. You may now disconnect.

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THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication and website contain certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”,

“estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication and website could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication and website are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication and website. Pfizer assumes no obligation to update or revise the information contained in this communication and website (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of the Pfizer and Allergan and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pfizer and Allergan shareholder approvals; the risk that a condition to closing of the proposed trans-action may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pfizer’s and Allergan’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications.

Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained on this website other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained on this website for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Allergan accept responsibility for the information contained on this website relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained on this website for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the pro-posed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other per-son as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.